Exhibit 22

LIST OF GUARANTOR SUBSIDIARIES

As of December 31, 2022, the following subsidiaries of The Chemours Company (the “Company”) were guarantors of the Company’s 4.000% senior unsecured notes due May 2026, which are denominated in euros and the 5.375% senior unsecured notes due May 2027 (collectively, the “Registered Notes”,) which are registered under the Securities Act of 1933, as amended.

Name	Organized Under Laws Of
First Chemical Holdings, LLC	Mississippi
First Chemical Texas, L.P.	Delaware
FT Chemical, Inc.	Texas
The Chemours Company FC, LLC	Delaware